October 15, 2013

VIA EDGAR

Larry M. Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 15, 2013

File No. 001-13489

Dear Mr. Spirgel:

On behalf of National HealthCare Corporation ("NHC" or the "Company"), this is written in response to your letter dated October 1, 2013 regarding the Company’s filing referenced above.  Our responses are keyed to the comments in your letter.  This letter is being filed on EDGAR.

SEC Comment

Form 10-K

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion & Analysis, page 17

2.  Bonus Compensation, page 18

1.

We note your response to comment 1 in our letter dated September 1, 2013 and are unable to agree.  Complexity and the number of calculations that support individual performance awards are not a basis for non-disclosure of how specific performance factors contributed to a named executive officer's incentive compensation.  If the criteria that you list are material to understanding the incentive compensation paid to both individuals, Item 402(b)(v) and Instruction 4 to Item 402(b) of Regulation S-K require that you disclose the actual targets that were used to evaluate individual performance under each individual's plan.  Without this information, an investor is unable to assess how each performance factor contributed to the named executive officer's incentive compensation.  Therefore, please confirm that you will provide quantitative results for each factor so that an investor will be able to understand whether each criteria was missed, met, or exceeded.

Company Response

The Company hereby confirms that in future filings the Company will provide quantitative target ranges so that an investor will be able to understand whether the targets were missed, met or exceeded.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National HealthCare Corporation is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please call me at (615) 890-2020 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President and Controller

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